4675 MacArthur Court, Suite 800

Newport Beach, California 92660 USA

949.437.1180  fax:  949.724.1459

J. Nathan Jensen
Vice President and General Counsel

www.cleanenergyfuels.com

September 18, 2015

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn:  Lisa M. Kohl

100 F St. Street, NE

Washington, D.C. 20549

RE:                          Clean Energy Fuels Corp.

Registration Statement on Form S-3

Filed August 6, 2015

File No. 333-206121

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 26, 2015

File No. 001-33480

Dear Ms. Kohl:

Clean Energy Fuels Corp. (the “Company”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 3, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-206121) (the “Registration Statement”), filed with the Commission on August 6, 2015, and the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (File No. 001-33480) (the “Annual Report”), filed with the Commission on February 26, 2015.  The Company is concurrently submitting Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (“Amendment No. 1”), which includes changes to the Registration Statement in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Annual Report.

Registration Statement on Form S-3

General

1.                                      Please note that we will coordinate any request to accelerate effectiveness of your registration statement with resolution of all issues related to the Form 10-K for the fiscal year ended December 31, 2014.

Response to Comment No. 1

The Company acknowledges the Staff’s comment.

Cover Page of the Registration Statement

2.                                      We note that the fee table includes common stock, preferred stock, debt securities, warrants, rights and units. However, the prospectus cover page also states that the securities being registered includes depositary shares and omits a reference to rights. Please revise to reflect consistently the securities being registered.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 to state that the securities being registered include rights and to delete the reference to depositary shares.

Exhibit 5.1 Opinion of Morrison & Foerster LLP

3.                                      We note from the cover page of your prospectus that you are offering common stock, preferred stock, debt securities, warrants, rights, and units. However, it appears that your legal counsel has not opined on the validity of the rights being registered in the offering. Please have counsel revise the opinion to opine on all of the securities being registered.

Response to Comment No. 3

In response to the Staff’s comment, the Company’s counsel has revised its legal opinion to opine on the validity of the rights being registered in the offering. The Company has submitted the revised legal opinion as Exhibit 5.1 to Amendment No. 1.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Data, page 36

4.                                      We note that your calculation of gasoline gallon equivalents (“GGE’s”) delivered includes amounts dispensed at stations where you provide O&M service but do not sell the CNG or LNG, as well as your proportionate share of GGE’s sold by your former equity method joint venture and your proportionate share of RNG GGE’s produced and sold as pipeline quality natural gas by your RNG production facilities. We also note that your discussion of revenues within results of operations primarily focuses on GGE fluctuations. Considering a GGE delivered at an owned station does not have the same financial statement impact as a GGE delivered at an O&M station or an investee-owned station, please tell us what consideration you gave to separately quantifying delivered GGE’s related to your O&M stations and equity method investments. For example, we note that you only receive a per-gallon fee for O&M sales and that sales made by equity method investees are not recognized within your revenues. In your response, quantify for us the GGE’s delivered related to these sources for the periods presented. Please also tell us why you reference “proportionate share” as it pertains to your RNG operations.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, while different sources of GGE volumes have varying financial impacts, overall the Company uses total volume of GGE’s as a key operating metric. The Company’s internal discussions as well as its public comments center around the total volume of GGE’s. When combined with its effective price per GGE, the Company believes that total volume of GGE’s provides investors with insight into a significant portion of its total revenue.

In response to the Staff’s comment, the Company advises the Staff that total GGE’s delivered related to O&M services were 112.3 million, 121.0 million, and 151.8 million for the years ended December 31, 2012, 2013, and 2014, respectively. Total GGE’s delivered related to the Company’s proportionate share of equity method investments were 9.0 million, 2.1 million, and 0.0 million for the years ended December 31, 2012, 2013, and 2014, respectively. The Company undertakes to separately disclose in future filings any significant volumes related to equity method investments.

In response to the Staff’s comment, the Company respectfully advises the Staff that, on page 36 of the Annual Report, the reference to “proportionate share of the gasoline gallon equivalents of RNG produced and sold as pipeline quality natural gas by [the Company’s] RNG production facilities” is to the Company’s proportionate ownership interest in its former non-wholly owned subsidiary, Dallas Clean Energy McCommas Bluff, LLC (“DCEMB”). The Company did not include volumes related to the non-controlling interest in DCEMB because it did not own such volumes. The GGE’s delivered related to the non-controlling interest in DCEMB were 3.8 million, 4.5 million, and 6.8 million for the years ended December 31, 2012, 2013, and 2014, respectively, and the Company deemed these amounts to be immaterial. The Company sold all of its interest in DCEMB on December 29, 2014.

Critical Accounting Policies

Impairment of Goodwill and Long-Lived Assets, page 45

5.                                      We note your disclosure within your discussion of critical accounting policies on page 45, as well as your disclosure on page 69 that there were no impairment charges for goodwill. You disclose the different methods you may assess goodwill for impairment, including either the initial qualitative assessment or step one of the quantitative assessment. Please describe the goodwill impairment analysis you performed at your assessment date and, in doing so, tell us the composition of your reporting units. If a qualitative analysis was performed, please describe your analysis, tell us whether you concluded it was more likely than not that the fair value of any of your reporting units was less than its carrying value and the relevant factors you considered, including but not limited to the factors discussed at ASC 350-20-35-3(c). In this regard, we note you have reported recurring operating losses, net losses, and cash used in operating activities. If a step one quantitative analysis was performed, please describe your analysis to us and tell us whether the fair value of any of your reporting units were at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one if it has a fair value that is not substantially in excess of their carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

•                  The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  The amount of goodwill allocated to the reporting unit;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response to Comment No. 5

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has been utilizing the qualitative approach to assess its goodwill since adopting the rule in October 2011. The Company has determined that it is a single reporting unit for the purpose of goodwill impairment tests. The results of the Company’s goodwill impairment testing indicated no impairment for all periods presented.

The Company did not perform a step 1 quantitative assessment of the recoverability of goodwill because, as a result of its qualitative assessment, the Company concluded that it was not more likely than not that the fair value of the reporting unit was less than its carrying value, including goodwill.

The Company acknowledges the Staff’s comment and undertakes to disclose in future filings the method utilized for its goodwill impairment testing as of the most recent assessment date, as well as the results of its goodwill impairment testing for all periods presented. The Company also undertakes to disclose in future filings that the Company determined that it is a single reporting unit for the purpose of goodwill impairment tests.

In response to the Staff’s comment, the Company advises the Staff that its qualitative analysis took into consideration the factors discussed in ASC 350-20-35-3(c) in addition to other factors it deemed relevant during the year ended December 31, 2014 through the date of filing the Annual Report:

a.                                      Macroeconomic conditions

The U.S. economy continues to improve as noted through continued GDP growth and lower unemployment rates.

b.                                      Industry and market considerations

•                  During the second half of 2014 there was a sharp decline in oil prices, most of which occurred as a result of oversupply and lower demand for oil. These developments have adversely affected the entire Oil and Gas industry, including the stock price of the Company. The Company believes its stock price will recover as the price of crude recovers in the global markets and deemed this decline as temporary.

•                  While the low natural gas price has put downward pressure on the Company’s gross revenues in the short term, the Company’s commodity cost has also declined and thus there has not been a significant negative impact to the Company’s gross margin per GGE.

•                  Natural gas as a vehicle fuel source continues to hold a competitive pricing advantage over diesel and gasoline despite lower oil prices, providing an economic incentive for conversion which the Company believes will increase its potential for growth. In addition, increasing sales of natural gas engines in 2014 indicated further growth in the natural gas vehicle market.

•                  The U.S. government renewed the Volumetric Excise Tax Credit (“VETC”) program for 2014 and continues to support other natural gas fuel credits.

c.                                 Cost factors

The Company has been actively managing selling, general and administrative expense and capital expenditures resulting in decreases compared to fiscal year 2013. The Company’s existing infrastructure can support additional growth thereby providing a very leveragable financial model.

d.                                      Overall financial performance

•                  The Company reported recurring operating losses, net losses, and cash used in operations as the Company made a significant commitment of capital and other resources to develop the market for natural gas vehicle fueling. The Company believes it has a strong re-occurring revenue model based on customers making the long-term investment to convert their gasoline and diesel vehicle fleets to natural gas. The Company considers itself to be in a growth stage and, based on the investments made, expects to be able to sustain continued growth with lower future capital commitments, if necessary.

•                  Investors value the Company’s stock based on the prospect of the further adoption of natural gas as a vehicle fuel (principally based on the availability of natural gas fuel, the availability of infrastructure, and the availability and performance of natural gas engines engines).

•                  The Company believes that, when evaluating its performance and making investment recommendations, analysts primarily focus on non-financial performance indicators such as total GGE’s delivered and the outlook for vehicle conversions as well as financial performance indicators such as the effective gross margin per total GGE’s delivered. The Company’s total GGE’s delivered have steadily increased since 2010 with a relatively consistent gross margin per GGE.

e.               Entity-specific events

•                  During fiscal year 2014, the Company saw significant growth in terms of total GGE’s delivered and availability of capital. The Company has customers in a variety of markets and does not depend on a single customer or a few customers. The loss of any one customer would not have a material adverse effect on the Company.

•                  The Company considers itself to be well-capitalized with the ability to raise additional capital as supported through its $12.2 million Canton Bond offering on March 19, 2014, as well as the September 2013 5.25% Convertible Senior Notes due 2018 of $250 million.

•                  Furthermore, the majority of the Company’s core management and key shareholders remain intact. Co-founders T. Boone Pickens and CEO, Andrew Littlefair, have been an integral part of the Company’s progress and serve on the board of directors.

•                  Lastly, the Company is not involved in any significant litigation disputes.

f.                Events affecting a reporting unit

There were no significant changes affecting the reporting unit.

g.               Share price

The Company’s stock price fluctuates and is currently at par with movement in crude oil indices, which the Company believes is not indicative of a retreat of investors in the Company’s overall strategy or future growth. The Company continues to see a strong correlation of its stock price and the price of oil, the decline of which in 2014 led to a corresponding deterioration in the Company’s market capitalization. The Company continues to discuss this correlation with investors and analysts and believes, based on input from analysts, that the decrease in the price of oil is temporary and that the Company will see an increase in its stock price as energy prices increase.

Other considerations

As part of the qualitative analysis the Company also performed a voluntary high-level quantitative assessment by evaluating the Company’s overall market capitalization relative to the carrying value of its consolidated stockholders’ equity. Market capitalization, for this consideration, is calculated using outstanding common stock shares multiplied by the closing price on the measurement date. No control premium is included in the calculation, which would presumably value the Company at a greater value than its market capitalization. Management views the large delta of market capitalization over carrying value to be a strong indicator that there is no likely impairment in its goodwill.

Based on the analysis discussed above, the Company did not conclude it was more likely than not that the fair value of its reporting unit was less than its carrying value.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Income (Loss), page 64

6.                                      We note your presentation of the elements of comprehensive income net of tax. Please tell us how you have complied with the requirement to present tax impacts as required by ASC 220-10-45-11 and -12. Please also tell us how you have complied with the requirement to present reclassification adjustments to and accumulated balances of each component of accumulated other comprehensive income as required by ASC 220-10-45-14A through 17B.

Response to Comment No. 6

The Company acknowledges the Staff’s comment and advises the Staff that it considered the guidance in ASC 220-10-45-11 and 220-10-45-12. This guidance requires an entity to present the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, in the statement in which those components are presented or in the notes to the financial statements.

The Company has four components of other comprehensive income (“Foreign currency translation adjustments,” “Foreign currency adjustments on intra-entity long-term investments,” “Unrealized gain (losses) on available-for-sale securities,” and “Unrecognized gains on derivatives”). The Company respectfully advises the Staff that these components were presented on page 64 of the Annual Report under the caption “Consolidated Statement of Comprehensive Income (Loss).” There was no amount of income tax expense or benefit related to the aforementioned items.

Further, the Company considered ASC 220-10-45-14A through 17B regarding the reclassification adjustments. The Company advises the Staff that there were no reclassification adjustments for “Foreign currency translation adjustments.” In addition, the Company respectfully advises the Staff that it disclosed the reclassification adjustment for “Foreign currency adjustments on intra-entity long-term investments” under the caption “(1) Summary of Significant Accounting Policies under Comprehensive Income (Loss)” on pages 74 and 75 of the Annual Report and the reclassification adjustments for “Unrecognized gains on derivatives”‘ in Footnote 10 (Derivative Transactions) on page 92 of the Annual Report. Finally, the Company determined the reclassification adjustments for “Unrealized gain (losses) on available-for-sale securities” were immaterial and thus did not warrant disclosure. Furthermore, due to the amounts being immaterial, no disclosure of the accumulated balances of each component of accumulated other comprehensive income was deemed necessary.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Revenue Recognition, page 71

7.                                      We note that you recognize revenues from various sources, including CNG sales, LNG production and sales, operation and maintenance services, station construction and engineering operations, RNG production and sales, natural gas fueling compressor operations, vehicle acquisition and finance operations, federal fuel tax credits, and sales of RINs and LCFS credits. As required by ASC 280-10- 50-40, please disclose revenues for each group of similar products and services. Show us what your disclosure would have looked like for the historical periods presented.

Response to Comment No. 7

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it disclosed its volume-related revenues (via the disclosure of its effective price when combined with its disclosed total volume), compressor manufacturing business revenues, LCFS revenues, VETC revenues, vehicle conversions revenues, and the increase in construction revenues on page 48 of the Annual Report under the caption “Results of Operations.” The Company undertakes to present the disclosure in the below format in future filings. Below is what the Company’s disclosure would have looked like for the historical years presented in the Annual Report if it had disclosed the revenue amounts in Footnote 1 (Summary of Significant Accounting Policies) under the caption “Revenue Recognition.”

(1)         Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue on various products and services that are part of the Company’s integrated plan to build the foundation to support the use of natural gas in vehicles through the Company’s and its customers’ distribution networks. The table below and following discussion describe the Company’s revenue by group of similar products.

(In millions)

	Year Ended December 31,
	2012	2013	2014
Volume related revenue	$159.2	$190.5	$243.1
Compression Business (IMW)	64.5	77.5	84.8
Station Construction Project Sales	84.8	27.1	67.4
LCFS Credits	2.9	4.8	3.5
VETC	(2.1)	45.4	28.4
Vehicle Conversions	24.3	7.0	—
Other	0.4	0.2	1.7
	$334.0	$352.5	$428.9

The Company’s volume related revenues primarily consist of CNG and LNG fuel sales, RIN credits and O&M services. These are recognized in accordance with US GAAP, which requires that four basic criteria must be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred and title and the risks and rewards of ownership have been transferred to the customer or services have been rendered; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured. Applying these factors, the Company typically recognizes revenue from the sale of natural gas fuel at the time the fuel is dispensed or, in the case of LNG sales agreements, delivered to the customers’ storage facilities. The Company recognizes revenue from O&M agreements as the related services are provided. RIN Credits are included in volume related revenues because they are generated when the Company sells RNG for use as a vehicle fuel. The Company can sell these credits to third parties who need the RIN Credits to comply with federal requirements. The Company recognizes revenue from the generation of RIN Credits at the time it has an agreement in place to sell the credits at a fixed or determinable price.

The Company recognizes compression revenues through its subsidiary IMW when it sells non-lubricated natural gas fueling compressors and related equipment and maintenance services. IMW uses the percentage-of-completion method of accounting to recognize revenue because their projects are small and they have been able to demonstrate that they can reasonably estimate costs to complete. In these circumstances, revenue is recognized based on costs incurred in relation to total estimated costs to be incurred for a project.

The Company typically recognizes revenue on fueling station construction projects where it sells the station or station upgrade to the customer using the completed-contract method because the projects are short-term and the results of operations reported on the completed-contract basis would not vary materially from those resulting from the use of the percentage-of-completion method. The construction contract is considered to be substantially completed at the earlier of customer acceptance of the fueling station or the time when the fuel dispensing activities begin. When applicable, multi-station construction contracts are segmented into phases as negotiated with customers. Gross margin related to each phase is recognized when it is substantially complete. Wyoming Northstar Incorporated, Southstar, LLC, and M&S Rental LLC (Wyoming Northstar Incorporated, Southstar, LLC, and M&S Rental LLC are collectively referred to as “Northstar”), which manufactures components used in the Company’s station sales, uses the percentage-of-completion method of accounting to recognize revenue because their projects are small and they have been able to demonstrate that they can reasonably estimate costs to complete. In these circumstances, revenue is recognized based on costs incurred in relation to total estimated costs to be incurred for a project.

The Company generates LCFS Credits when it sells RNG and conventional natural gas for use as a vehicle fuel in California. The Company can sell these credits to third parties who need the LCFS Credits to comply with state emission requirements. The Company recognizes revenue from LCFS Credits once the credit is generated and the Company has an agreement in place to sell the credits at a fixed or determinable price.

The Company was eligible to receive a federal fuel tax credit (“VETC”) of $0.50 per gasoline gallon equivalent of CNG and $0.50 per liquid gallon of LNG that it sold as vehicle fuel from October 1, 2006 through December 31, 2014. Based on the service relationship with its customers, either the Company or its customers claimed the credit. The Company records its VETC credits, if any, as revenue in its consolidated statements of operations as the credits are fully refundable and do not need to offset income tax liabilities to be received.

The Company previously owned BAF Technologies, Inc. and its wholly owned subsidiary, ServoTech Engineering, Inc. (BAF Technologies, Inc. and ServoTech Engineering Inc. are collectively referred to as “BAF”), which converted light and medium duty vehicles to run on natural gas and provided design and engineering services for natural gas engine systems. On June 28, 2013, the Company sold BAF to Westport Innovations (U.S.) Holdings Inc., a wholly owned subsidiary of Westport Innovations Inc. As of the sale of BAF, the Company no longer generates revenues from vehicle conversions.

In certain transactions with its customers, the Company agrees to provide multiple products or services, including construction of a station, O&M services to the station, and sale of fuel to the customer. The Company evaluates the separability of revenues based on Financial Accounting Standards Board (“FASB”) authoritative guidance, which provides a framework for establishing whether or not a particular arrangement with a customer has one or more revenue elements, and allows the Company to use a combination of internal and external objective and reliable evidence to develop management’s best estimate of the fair value of the contract elements. If the arrangement contains a lease, the Company uses the existing evidence of fair value to separate the lease from the other elements in the arrangement. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the estimated relative selling price of each deliverable, which is determined based on the historical data derived from the Company’s stand-alone projects. The revenue allocated to the construction of the station is recognized using the completed-contract method. The revenue allocated to the O&M services is recognized ratably over the term of the arrangement and sale of fuel is recognized as the fuel is delivered.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

* * * *

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (949) 437-1000.

Sincerely,

/s/ J. Nathan Jensen
J. Nathan Jensen
Vice President and General Counsel